EXHIBIT 11

Flagstar Bancorp, Inc.
Computation of Net Earnings per Share

Net earnings per share — basic and net earnings per share — diluted are computed by dividing this amount by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively.

	For the quarter		For the nine months
	ended September 30,		ended September 30,

	2002	2001	2002	2001

		(In thousands, except share data)
Net Earnings	$35,336	$24,567	$97,277	$53,959
Average common shares outstanding	29,286	27,872	29,098	27,433
Net earnings per share — basic	$1.55	$0.89	$3.34	$1.98
Average common share equivalents outstanding	30,965	30,000	30,898	29,565
Net earnings per share — diluted	$1.47	$0.82	$3.15	$1.83

The data provided herein has been adjusted for the 3 for 2 stock split which was announced on May 3, 2002 and completed on May 31, 2002.

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